February 2, 2005

By Facsimile (305) 374-5095
Philip B. Schwartz, Esq.
Akerman Senterfitt
One Southeast Third Avenue, 28th Floor
Miami, Florida 33131
(305) 374-5600

Re:  	TIMCO Aviation Services, Inc.
	Schedule TO-I filed on January 26, 2005
	File No. 005- 47239

Dear Mr. Schwartz:

      We have the following comments on the above-referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering Circular
Summary

1. Disclose the terms of the warrant, including the "nominal consideration" for which Mr. Harber may purchase 30% of your outstanding shares, pursuant to the warrant, and the meaning of the "fully diluted basis" on which he may purchase such shares.
Further, explain in detail, the extent of the dilution shareholders can expect to experience with the exercise of this warrant. Please consider providing the number and percentage of shares affected both currently and after exercise of the warrant here, in this disclosure. In addition, please state here that Mr. Harber is a holder of 72.3% of your 31,640,994 shares currently outstanding.

2. In conjunction with your increased disclosure on dilution, please address your anticipated reverse stock split of "not less than one-share-for-20 shares" as first discussed on page 6.

Will I receive accrued and unpaid interest on the Notes?  page 5

3. What is the value of the automatic conversion and conversion premium as compared to the number of shares that would be issued upon conversion, and as payable-in-kind interest, respectively, on the notes held to maturity? We understand that you may not be able to provide the exact amount with certainty, because payable-in-kind interest would depend upon the share price at the time. We believe, however, that you could present an informative comparison using the interest rate and possible share values. Please provide these comparative values, in shares, for both the senior and junior notes.

Is our financial condition relevant to your decision to convert your Notes in the offer and consent solicitation? Page 7

4. Explain the priority of claims of common stock as opposed to debt securities under the Bankruptcy Code and the consequences, in the event of a bankruptcy proceeding, of holding equity as opposed to debt securities for noteholders who convert to common shares.
Please explain, in light of this priority, and the notes` specific designation as a debt security, how you support the statement that holders of the notes currently own a common stock equivalent. We note your risk factor on page 14. Consider including here, or in a separate question and answer, the differences in both shares to be received and securityholder rights, which would accrue to noteholders who accept the offer and consent as opposed to the non-tendering noteholders.

Risk Factors
Adjustments to common stock purchase warrant exercise prices and exercise dates. page 15

5. Within this disclosure, please identify the holders of the warrants and any relationship to you or related parties. This disclosure helps the reader to understand the likelihood of a possible price reduction in the exercise price of the warrants.

Forward-Looking Statements, page 21

6. Your disclaimer in the last sentence of this section is inconsistent with your obligation to amend the information statement and Schedule TO upon a material change in the information previously disclosed. Please revise or modify.

Background and Reasons for the Offer and Consent Solicitation,
Page 23

7. Explain how the offer "will open potential opportunities" for you to raise incremental working capital for your business. Please explain what you mean by currently having no plans, proposals or negotiations that would result in any material change in your indebtedness or capitalization "and the application from time to time of available cash to repay outstanding debt". We note that the stated purpose and effect of the offer and consent, is to remove barriers to capital-raising. You state, however, that you have no current plans. Please tell us in a supplemental response when you intend to "raise incremental working capital" for your business.
All plans, proposals or negotiations, written or verbal should be disclosed.

8. Explain what you mean by stating that the offer is being made to "simplify and clean up" your balance sheet. Please make this revision throughout your document.

Determination of Conversion Premium, page 24

9. Explain why you "believe that it will be more advantageous to holders of [your] Notes to agree to accept [your] offer and consent solicitation than to retain their Notes or the rights
Noteholders would possess if they refrained from tendering in the offer and consent solicitation". How did the board determine the conversion premium?

10. How will simplifying your balance sheet make your balance sheet more understandable?  We understand that it is common practice for companies to have debentures and noteholders. What makes this particularly burdensome to your company? What are the future uncertainties associated with the automatic conversion of the notes into common stock at their maturity? What are the enhancements to which you refer? What are the benefits that will accrue to your
noteholders and stockholders, respectively?   Disclose the board
considerations.

Lack of impact on existing holders of common stock, page 24

11. Please explain the benefits to stockholders of early conversion of the notes. Further, identify the dilution, in percentage and shares, to the existing stockholders due to payment of the conversion premium to be paid in addition shares of your common stock. Describe the board`s analysis of the benefits of early conversion outweighing this dilution. Why does the board believe that the dilution associated with the conversion premium does not materially alter the interest in TIMCO that will be owned by existing holders of your common stock on the ultimate maturity of the notes? Does the dilution reduce the value held by shareholders by at least 30%?
Please include the board`s analysis of the reverse stock split to be made in this analysis.

Liquidity, page 24

12. Provide the basis for which you believe that in time the common stock is more likely to have a more liquid trading market than the trading market for your notes.

Proposed Amendments to Indentures, page 35

13. Please describe the provision of the notes that allows you to make these proposed amendments applicable to the notes of those holders who do not consent to such amendments.

14. Please include an explanatory summary of the result of the amendments on noteholders` rights. We note the chart demonstrating the effect of each proposed amendment, but believe that a summary paragraph of the most material effects of the proposed amendments would be helpful to noteholders. For example, as a result of the proposed amendments you will be able to issue senior-subordinated debt "with certain provisions". Does this mean that such debt may be senior to the noteholders` debentures? How does this affect such holders` priority in a possible claims disposition scenario as in a bankruptcy proceeding or otherwise? We note the "ranking" description under the section entitled description of the notes.

Description of the Notes, page 41

15. Please clarify at the beginning of this section, if true, that this section includes a description of the notes before any amendment that may occur pursuant to the consent.

Related Party Term Note, page 44

16. What were the circumstances surrounding the issuance of the warrant, beyond the fact that it was issued in connection with the $6.1 million term loan. For example, was this consideration for Mr. Harber`s entering into the $6.1 million term loan?

Lender Approval Required for the Proposed Amendments, page 45

17. We note that the consents of the lenders under the CIT Group
Credit Facility and the Hilco Term Loan are required for the proposed amendments and are a condition to this offer and consent. Please tell us, in a supplemental response, whether or not you have secured such consent.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


          					Very truly yours,



       					Celeste M. Murphy
						Office of Mergers and
						Acquisitions